

April 21, 2010

Mr. Paul A. Smith
Senior Vice-President, Finance and Administration
Imperial Oil Limited
237 Fourth Avenue SW
Calgary, Alberta
Canada T2P 3M9

> **Re:** **Imperial Oil Ltd**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-12014**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 3

Upstream, page 4

Preparation of Reserves Estimates, page 5

1. Disclosure under this section indicates, in part, that you have a reserves management group whose responsibilities include oversight of the reserves

estimation process for compliance with Securities and Exchange Commission (SEC) rules and regulations, review of annual changes in reserves estimates, and the reporting of Imperial's proved reserves.  The disclosure indicates that this group also maintains the official company reserve estimates for your proved reserves.  Explain to us how the tasks of overseeing the reserve estimation process for compliance with SEC rules and regulations and the reporting of your proved reserves relates to, or is different than, the task of maintaining the official company reserve estimates of your proved reserves.   As part of your response, tell us whether, and to what extent, reserves estimated for compliance with SEC rules and regulations the reporting of your proved reserves differ from the official company reserve estimates for your proved reserves.

Proved undeveloped reserves, page 5

2.      If there were any material changes in proved undeveloped reserves during the year, provide the particulars, including a discussion of any proved undeveloped reserves converted into proved developed reserves.  Refer to Item 1203(b) of Regulation S-K.

Directors, Executive Officers, and Corporate Governance, page 25

3.      Please provide the complete five-year biographical sketch required by Item 401(e) of Regulation S-K for each required individual, filling in any gaps or ambiguities with respect to time periods and positions.  It appears that you have not included the required biographical disclosure for any of your named executive officers other than those who are also directors.

4.      Similarly, we note your statements at page 27 that the identified directors, nominees, and executive officers have been engaged "in their principal occupations or in other executive capacities with the same firm or affiliated firms" for the five year period.  Please revise your disclosure to specify for each listed individual all changes in titles or employers, and disclose the month and year in which the change took place.

Financial Statements, page 78

Notes to Consolidated Financial Statements, page 83

Note 1 – Summary of Significant Accounting Policies, page 83

Property, plant and equipment, page 84

5.      We note your policy to carry as an asset exploratory well costs if: "(a) the well found a sufficient quantity of reserves to justify its completion as a producing well and (b) the company is making sufficient progress assessing the reserves and the economic and operating viability of the project." With a view towards additional disclosure, please explain to us how you considered providing disclosure regarding continued capitalization of exploratory well costs. Refer to FASB ASC 932-235-50-1A and 50-1B.

6.      Disclosure under one section of this note indicates that impairment analyses of proved oil and gas properties are based on proved reserves. Disclosure elsewhere in this note and in the critical accounting policies section of your MD&A indicates that prices used in impairment analyses are based on the assumptions you develop in your annual planning and budgeting processes. Clarify for us how the proved reserve quantities used in your impairment analyses are determined, and how the determination of those quantities compares to the requirements of relevant SEC rules and generally accepted accounting principles. Also, explain how your impairment analyses take into consideration any differences between your planning prices and prices required by SEC rules and generally accepted accounting principles.

7.      Disclosure regarding your oil sands mining activities indicates that the capitalization of project development costs begins when there are no major uncertainties that exist which would preclude management from making a significant funding commitment within a reasonable time period. However, discussion in the business section of your filing indicates that you only record proved reserves for projects which have received significant funding commitments by management made toward the development of the reserves. If you begin capitalizing project development costs prior to the time that you establish proved reserves for your oil sands mining projects, explain to us the basis for this accounting. However, if you do not capitalize project development costs until after proved reserves are established, explain why the status of project funding commitments is considered differently for oil sands mining projects than for other oil and gas projects.

Asset retirement obligations and other environmental liabilities, page 85

8.      We note the disclosure indicating that asset retirement obligations are not set up
        for those manufacturing, distribution and marketing facilities with an
        indeterminate useful life and that asset retirement obligations for these facilities
        generally become firm at the time the facilities are permanently shut down and
        dismantled.  Describe for us, in reasonable detail, the specific assets for which
        you do not set up asset retirement obligations.  As part of your response, describe
        the specific factors that lead you to conclude that the useful lives are
        indeterminate.  Additionally, explain your basis for concluding that it is
        appropriate to defer recognition of asset retirement obligations until the facilities
        are permanently shut down and dismantled.  In connection with this, provide the
        following:

        ·   Describe the process and time period through which the shut down and
            dismantlement of the assets in question is planned, approved and executed;

        ·   Identify any assets of the type in question that have been shut down in the last
            five years, and explain the process and time period through which they were
            shut down; and,

        ·   Explain your basis for concluding that a reasonable estimate of the fair value
            of the asset retirement obligation cannot be made prior to the time the assets
            are permanently shut down and dismantled.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 or W. Bradshaw Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.  Please contact John Lucas at (202) 551-3650, Timothy Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director